SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  SIMULA, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   829206101
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                                 (CUSIP Number)

                                               with a copy to:
Krista L. Ward                                 George J. Mazin
Stark Investments                              Lowenstein, Sandler, Kohl,
1500 West Market Street                           Fisher & Boylan, P.A.
Mequon, WI 53092                               65 Livingston Avenue
(414) 241-1810                                 Roseland, New Jersey  07068
                                               (201) 992-8700
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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                               September 12, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 829206101
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1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above
   Persons):

          Michael A. Roth and Brian J. Stark (filing as joint filers pursuant to Rule 13(d)1(f)(1))

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2)  Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)                        Not
       (b)                        Applicable

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3)  SEC Use Only

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4)  Source of Funds (See Instructions):WC

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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e):
                                  Not Applicable

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6)  Citizenship or Place of Organization:

          United States

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   Number of                  7)  Sole Voting Power:                        0
                               -------------------------------------------------
       Shares Beneficially    8)  Shared Voting Power:                  659,840*
                               -------------------------------------------------
       Owned by
       Each Reporting         9)  Sole Dispositive Power:                   0
                               -------------------------------------------------
         Person   With:      10)  Shared Dispositive Power:      659,840*
                               -------------------------------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                659,840*

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions):
                                  Not Applicable

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13)  Percent of Class Represented by Amount in Row (11):

                7.3%*

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14)  Type of Reporting Person (See Instructions):           IN

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* Includes:  102,000 shares of the Issuer's common stock ("Shares") beneficially owned Stark International; 102,000 Shares beneficially owned by Shepherd Investment International, Ltd.; 205,128 Shares issuable to Reliant Trading upon conversion of convertible securities of the Issuer; 205,128 Shares issuable to Shepherd Trading Limited upon conversion of convertible securities of the Issuer; and, 45,584 Shares issuable to Staro Partners upon conversion of convertible securities of the Issuer. Each of Reliant Trading, Shepherd Trading Limited, Stark International, Shepherd Investment International, Ltd. and Staro Partners are controlled by the reporting persons. See Item 2 and Item 5 for additional details.

Item 1: Security and Issuer:

This statement relates to the Common Stock of Simula, Inc. ("Shares"). The issuer has principal executive offices located at 2700 N. Central Avenue, Suite 1000, Phoenix, Arizona 85004.

Item 2: Identity and Background

1.
         a)       Name:  Brian J. Stark
         b)       Residence or Business Address:  1500 West Market Street
                                                  Mequon, WI 53092
         c)       Occupation:       Investment Fund Manager
                                    Staro Asset Management, L.L.C.,
                                    Stark & Roth, Inc.,
                                    Staro Partners
                                    1500 West Market Street
                                    Mequon, WI 53092
         d)       Convictions:  none
         e)       Civil Proceedings:  none
         f)       Citizenship:  United States

2.
         a)       Name:  Michael A. Roth
         b)       Residence or Business Address:  1500 West Market Street
                                                  Mequon, WI 53092
         c)       Occupation:       Investment Fund Manager
                                    Staro Asset Management, L.L.C.,
                                    Stark & Roth, Inc.,
                                    Staro Partners
                                    1500 West Market Street
                                    Mequon, WI 53092
         d)       Convictions:  none
         e)       Civil Proceedings:  none
         f)       Citizenship:  United States

3.
         a)       Name:  Staro Partners
         b)       State of Organization:  Wisconsin
         c)       Principal Business:  Securities Trading
         d)       Address of principal business:  1500 West Market Street
                                                        Mequon, WI 53092
         e)       Address of Principal Office:  same
         f)       Convictions  none
         g)       Civil proceedings:  none

4.
         a)       Name:  Reliant Trading
         b)       State of Organization:  Wisconsin
         c)       Principal Business:  Securities Trading
         d)       Address of principal business:  1500 West Market Street
                                                  Mequon, WI 53092
         e)       Address of Principal Office:  same
         f)       Convictions:  none
         g)       Civil proceedings:  none

5.
         a)       Name:  Shepherd Trading Limited
         b)       State of Organization:  British Virgin Islands
         c)       Principal Business:  Securities Trading
                  Address of principal business:  c/o International Fund
                                                  Administration, Ltd.
                                                  48 Par-La Ville Road,
                                                  Suite 464
                                                  Hamilton, HM 11 Bermuda
         d)       Address of Principal Office:  same
         e)       Convictions:  none
         f)       Civil proceedings:  none

6.
         a)       Name:  Stark International
         b)       State of Organization:  Bermuda
         c)       Principal Business:  Securities Trading
                  Address of principal business:  Century House
                                                  31 Richmond Road
                                                  Hamilton HM-08 Bermuda
         d)       Address of Principal Office:  same
         e)       Convictions:  none
         f)       Civil proceedings:  none

7.
         a)       Name:  Shepherd Investment International, Ltd.
         b)       State of Organization:  British Virgin Islands
         c)       Principal Business:  Securities Trading
                  Address of principal business:  c/o International Fund
                                                  Administration, Ltd.
                                                  48 Par-La Ville Road,
                                                  Suite 464
                                                  Hamilton, HM 11 Bermuda
         d)       Address of Principal Office:  same
         e)       Convictions:  none
         f)       Civil proceedings:  none

Item 3:  Source and Amount of Funds or Other Consideration

     All funds used by Reliant Trading to purchase Shares acquired by Reliant Trading were obtained from the capital contributed by the limited partners of Stark Investments, L.P. and general margin financing from brokers. The amount of funds used in making the purchases was $3,611,257. The funds used by Shepherd Trading Limited to purchase the Shares acquired by Shepherd Trading Limited were obtained from the capital contributed by the shareholders of Shepherd Trading Limited. The amount of funds used in making the purchases was $3,611,257. All funds used by Staro Partners, Stark International and Shepherd Investment International, Ltd. to purchase Shares acquired by such entities were obtained from the assets of each respective partnership. The amount of funds used in making the purchases was $802,508, $1,581,915 and $1,581,915 respectively.

Item 4:  Purpose of Transaction

     The acquisition of the Shares by Reliant Trading, Shepherd Trading Limited, Staro Partners, Stark International and Shepherd Investment International, Ltd. are solely for investment purposes. Further acquisitions, sales or short sales of securities of the Issuer may be made for investment purposes, however, neither reporting person has present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D.

Item 5:  Interest in Securities of the Issuer

     Based upon the information contained in Simula, Inc.'s 10Q for the period ending June 30, 1997 there were issued and outstanding 9,063,280 Shares. Messrs. Stark and Roth beneficially own 659,840 Shares or 7.3% of the Shares. Reliant Trading beneficially owns 205,128 Shares which are issuable to it upon conversion of convertible securities of the Issuer. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the Shares beneficially owned by Reliant Trading by virtue of their position as members of Staro Asset Management, L.L.C., the managing partner of Reliant Trading. Shepherd Trading Limited beneficially owns 205,128 Shares which are issuable to it upon conversion of convertible securities of the Issuer. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the Shares beneficially owned by Shepherd Trading Limited by virtue of their position as investment manager of Shepherd Trading Limited.

     Stark International and Shepherd Investment International, Ltd. each beneficially own 102,000 Shares. Staro Partners beneficially owns 45,584 Shares issuable to it upon conversion of convertible securities of the Issuer. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the Shares beneficially owned by Stark International, Shepherd Investment International, Ltd. and Staro Partners by virtue of their position as the managing partners of each such partnerships.

     The following tables detail the transactions by entities controlled by the reporting persons in the Shares during the past 60 days::

                            Shepherd Trading Limited

 Date                     Quantity              Price         Transaction Type

9/17/97                    5,000                23.0625       Open Mkt. Sale
9/16/97                    1,000                23.7625       Open Mkt. Sale
9/12/97                  236,109                15.14131      Open Mkt. Purchase
9/12/97                    1,1805               15.14189      Open Mkt. Purchase
9/12/97                    3,000                23.833        Open Mkt. Sale
9/11/97                    3,000                23.875        Open Mkt. Sale
9/10/97                    7,000                23.951        Open Mkt. Sale
9/09/97                      250                24.000        Open Mkt. Sale
9/05/97                    2,500                24.375        Open Mkt. Sale
9/04/97                    1,000                24.625        Open Mkt. Sale
9/03/97                    1,000                24.5625       Open Mkt. Sale
9/02/97                    5,000                23.493        Open Mkt. Sale
8/29/97                    1,000                23.0625       Open Mkt. Sale
8/28/97                   13,024                22.8522       Open Mkt. Sale
8/27/97                      750                22.5          Open Mkt. Sale
8/26/97                      750                22.375        Open Mkt. Sale
8/25/97                    1,500                22.000        Open Mkt. Sale
8/22/97                    1,500                21.875        Open Mkt. Sale
8/12/97                    3,552                23.4167       Open Mkt. Sale
8/06/97                    1,000                23.125        Open Mkt. Sale
8/05/97                      600                23.25         Open Mkt. Sale

                                 Reliant Trading

 Date                     Quantity             Price          Transaction Type

9/17/97                    5,000               23.0625        Open Mkt. Sale
9/16/97                    1,000               23.7625        Open Mkt. Sale
9/12/97                  235,040               15.21018       Open Mkt. Purchase
9/12/97                   11,751               15.21147       Open Mkt. Purchase
9/12/97                    3,000               23.833         Open Mkt. Sale
9/11/97                    3,000               23.875         Open Mkt. Sale
9/10/97                    7,000               23.951         Open Mkt. Sale
9/09/97                      250               24.000         Open Mkt. Sale
9/05/97                    2,500               24.375         Open Mkt. Sale
9/04/97                    1,000               24.625         Open Mkt. Sale
9/03/97                    1,000               24.5625        Open Mkt. Sale
9/02/97                    5,000               23.493         Open Mkt. Sale
8/29/97                    1,000               23.0625        Open Mkt. Sale
8/28/97                   13,024               22.8522        Open Mkt. Sale
8/27/97                      750               22.5           Open Mkt. Sale
8/26/97                      750               22.375         Open Mkt. Sale
8/25/97                    1,500               22.000         Open Mkt. Sale
8/22/97                    1,500               21.875         Open Mkt. Sale
8/12/97                    3,552               23.4167        Open Mkt. Sale
8/06/97                    1,000               23.125         Open Mkt. Sale
8/05/97                      600               23.25          Open Mkt. Sale


                                 Staro Partners

 Date                     Quantity            Price           Transaction Type

9/16/97                      500               23.7625        Open Mkt. Sale
9/12/97                      700               23.833         Open Mkt. Sale
9/11/97                    1,000               23.875         Open Mkt. Sale
9/10/97                    4,000               23.951         Open Mkt. Sale
9/04/97                      500               24.625         Open Mkt. Sale
9/03/97                    1,000               24.5625        Open Mkt. Sale
8/29/97                      500               23.0625        Open Mkt. Sale
8/28/97                    1,452               22.8522        Open Mkt. Sale
8/27/97                      500               22.5           Open Mkt. Sale
8/26/97                      500               22.375         Open Mkt. Sale
8/25/97                    1,000               22.000         Open Mkt. Sale
8/12/97                      396               23.4167        Open Mkt. Sale


     No other entity controlled by the reporting persons has traded Shares within the past 60 days.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The reporting persons, through Reliant Trading, Shepherd Trading Limited and Staro Partners, are the holders of Series C 10% Senior Subordinated Notes No. 41 through 70 Representing in the Aggregate $7,150,000 Principal Amount (the "Notes") issued by the Issuer which are convertible into Shares. Pursuant to Amendment No. 1 to the Notes (filed as Exhibit 2 hereto), the reporting persons have agreed not to convert any portion of the principal of or interest on the Notes which would result in the reporting persons and their affiliates beneficially owning more than 9.9% of the outstanding Shares.

Item 7:  Material to be filed as exhibits.

         Exhibit 1:  Agreement of reporting persons as to joint filing.
         Exhibit 2: Amendment No. 1 to Series C 10% Senior Subordinated Notes No. 41 through 70 Representing in the Aggregate $7,150,000 Principal Amount.

                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                            Dated September 22, 1997

     The undersigned hereby agree that the Schedule 13D with respect to Simula, Inc. dated as of the date hereof is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(f)(1).


                                                     /s/Brian J. Stark
                                                        ________________________
                                                        Brian J. Stark


                                                     /s/Michael A. Roth
                                                        ________________________
                                                        Michael A. Roth

                                    EXHIBIT 2

                                 Amendment No. 1
                                       To
                     Series C 10% Senior Subordinated Notes
           No. 41 through 70, Representing In the Aggregate $7,150,000
                           Principal Amount ("Notes")


The Notes are hereby amended as follows:

     Holder acknowledges that in no event shall Holder be entitled to convert any portion of the principal of or interest on the Notes in excess of that amount upon conversion of which the sum of (1) the number of Common Stock beneficially owned by Holder and its Affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the principal amount of, and interest on, the Notes) and
(2) the number of Common Stock issuable upon the conversion of the principal amount of, and interest on, the portion of the Notes with respect to which the determination of this proviso is being made, would result in beneficial ownership by Holder and its affiliates of more than 9.9% of the outstanding shares of Issuer's Common Stock. For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with
Section 16 of the Securities Exchange Act of 1934, as amended, except as otherwise provided in clause (1) hereof. "Affiliates" shall have the meaning as defined under the Securities Exchange Act of 1934.

     The undersigned party acting on behalf of the Holders, represents that it is duly authorized to hereby bind the Holders and execute this amendment on their behalf.

                                    HOLDERS:


                                                     By /s/ Michael A. Roth
                                                        ________________________
                                                        Michael A. Roth


                                  SIMULA, INC.


                                                     By /s/ Sean K. Nolan
                                                        ________________________
                                                        Sean K. Nolan


                                                     Its Chief Financial Officer

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                      September 22, 1997


                                                      /s/Brian J. Stark
                                                         _______________________
                                                         Brian J. Stark


                                                       /s/ Michael A. Roth
                                                           _____________________
                                                           Michael A. Roth




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).